Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ESTABLISHES AUTOMATIC SHARE PURCHASE PLAN

Valcourt, Québec, October 21, 2019 – BRP Inc. (TSX: DOO; NASDAQ:DOOO) announced today that, in connection with its previously announced normal course issuer bid to purchase for cancellation up to 4,170,403 subordinate voting shares of BRP (the “NCIB”), it entered into an automatic share purchase plan (the “APP”) with a designated broker. This is intended to allow for the purchase of subordinate voting shares under the NCIB at times when BRP would ordinarily not be permitted to purchase shares due to regulatory restrictions or self-imposed blackout periods.

Pursuant to the APP, before entering into a blackout period, BRP may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with the terms of the APP. Such purchases will be determined by the broker in its sole discretion based on parameters established by BRP prior to the blackout period in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable Canadian and United States securities laws and the terms of the APP. The APP has been pre-cleared by the TSX and will be implemented effective October 24, 2019.

Outside of pre-determined blackout periods, subordinate voting shares will be purchased under the NCIB based on management’s discretion, in compliance with TSX rules and applicable securities laws. The NCIB commenced on April 2, 2019 and will terminate no later than April 1, 2020. All repurchases made under the APP will be included in computing the number of subordinate voting shares purchased under the NCIB. As of October 21, 2019, BRP has repurchased 2,131,175 subordinate voting shares under the renewal of the NCIB.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou and Telwater boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and clothing to fully enhance the riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of more than 12,500 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to potential purchases of subordinate voting shares by BRP under the normal course issuer bid, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP is under no obligation to purchase any shares under the APP or the NCIB and the timing and amount of such purchases, if any, depend on a number of factors including the market price of our subordinate voting shares. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the powersports industry to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 21, 2019.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.732.7092	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com